FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 0-30324

                                                             Radware Ltd.
                 (Translation of Registrant's Name into English)

               22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F X          Form 40-F___
          -

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                                    CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE LTD. REJECTS ASSERTIONS OF PATENT INFRINGEMENT, Dated March 20, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  RADWARE LTD.


Date: March 24, 2003                             By: /s/ Meir Moshe
                                                    ---------------------------
                                                     Meir Moshe
                                                     Chief Financial Officer


















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                                  EXHIBIT INDEX



Exhibit Number             Description of Exhibit

10.1 Press Release: RADWARE LTD. REJECTS ASSERTIONS OF PATENT INFRINGEMENT, Dated March 20, 2003.

                                  EXHIBIT 10.1


Contact:          Meir Moshe, Chief Financial Officer, Radware Ltd.
                  011-972-3766-8610
                  Dennis S. Dobson, for Radware Ltd.
                  (203) 255-7902


             RADWARE LTD. REJECTS ASSERTIONS OF PATENT INFRINGEMENT

         Mahwah, NJ, March 20th, 2003-- Radware (Nasdaq: RDWR), the leader in Intelligent Application Switching (IAS), ensuring availability, performance and integrity of networked applications, responded today to the press report indicating that F5 Networks Inc. had filed a patent infringement lawsuit against Radware, as well as two other companies. Radware noted that it has not yet been served in this lawsuit, but has obtained a copy of the complaint and the patent.

"Upon our preliminary review, we believe that the lawsuit is without merit and we intend to vigorously defend it. Further, we believe that the claims do not affect any technology that is core to our business," Said Roy Zisapel, chief executive officer of Radware. "We at Radware are proud of the work of our research and development team, which enables us to continuously introduce innovative technologies and set market standards in the application switching industry."

About Radware

Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of critical business processes. Radware's solutions address the needs of corporate enterprises, service providers, and e-commerce business through one or more of our award winning products including: Web Server Director (WSD), Cache Server Director (CSD), Content Inspection Director (CID), FireProof, LinkProof, Peer Director, CertainT
100. Our comprehensive suite of products service end-to-end application operations, providing robust and scalable network traffic assurance. Get certain, from click to content, across your network -- with Radware. For more information, please visit us at www.radware.com

                                       ###

This press release contains forward-looking statements. These statements are subject to risks and uncertainties, including the uncertainty of the outcome of any litigation. These risks are more fully described in Radware's Form 20-F, filed with the Securities and Exchange Commission.